SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d–1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d–2(a)

(Amendment No. 2)1

World Services, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

98151p 10 5

(CUSIP Number)

Mark S. Weitz, Marci K. Winga

Leonard, Street and Deinard

150 South Fifth Street, Suite 2300

Minneapolis, Minnesota 55402

(612)-335-1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2002

(Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98151p 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Super 8 Motel Developers, Inc. I.R.S. Identification No. 46-0379127

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,211,631

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,211,631

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,211,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 83.5%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Pursuant to Section 240.13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the Schedule 13D relating to the common stock of World Services, Inc. initially filed on March 4, 2002, is hereby amended and supplemented as set forth herein.

ITEM 1.          SECURITY AND ISSUER

This amendment to Schedule 13D is being filed in relation to the beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”) of World Services, Inc., a South Dakota corporation with its principal executive office at 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402 (“World Services”).

ITEM 2.          IDENTITY AND BACKGROUND

This amendment to Schedule 13D is being filed on behalf of Super 8 Motel Developers, Inc., a South Dakota corporation with its principal executive office located at 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402-4800 (“Developers”).  Developers owns and operates motels in Delaware, Maryland, Virginia and West Virginia.  Developers has not during the past five years been convicted in a criminal proceeding nor been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following persons are directors and executive officers of Developers:

•                  Mr. Harvey D. Aman is the President, Chief Operating Officer and Director of Developers.  Mr. Aman’s business address is 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402-4800.

•                  Mr. Ronald J. Rivett is Vice President, Director and Chairman of Developers.  Mr. Rivett’s business address is 523 Camelot Drive, P.O. Box 4800, Aberdeen, South Dakota 57402-4800.

•                  Mr. Bert C. Corwin is a Director of Developers and is a licensed Optometrist practicing in the Corwin-Tucker-Kudrna Eye Care Centre.  Mr. Corwin’s business address is 810 Mountain View Road, Rapid City, South Dakota 57702.

•                  Mr. Thomas P Frederick is a Director of Developers and President of Happy Chef Systems, Inc.  Mr. Frederick’s business address is 500 South Front Street, Mankato, Minnesota 56001.

•                  Mr. Frank J. Gould is a Director of Developers and Vice President of Hospitality Builders/Services.  Mr. Gould’s business address is 1203 North Arch, Aberdeen South Dakota 57401.

•                  Mr. Jason P. Welk is a Director of Developers and the President and Chief Operating Officer of Rivett Family Management LLC.  Mr. Welk’s business address is 1827 North Jay, Aberdeen, South Dakota 57401.

To the knowledge of the reporting person, none of the individuals listed above have, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), nor have they been a party to any civil proceeding of any judicial or administrative body that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

All of the individuals listed above are citizens of the United States.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 30, 2002, Developers purchased a total of 25,893 shares of Common Stock at a purchase price of $.90 per share in private sales for an aggregate purchase price of $23,303.70.  Developers paid this amount from its working capital.

ITEM 4.          PURPOSE OF TRANSACTION

The purpose of Developers’ acquisitions of Common Stock is to further consolidate Developers’ control of World Services and, as a result, to acquire additional control of the outstanding shares of Developers that are owned by World Services.  Prior to the current acquisition, Developers controlled World Services through its ownership of approximately 82.5% of the outstanding Common Stock which Developers acquired in a tender offer completed on February 22, 2002, and in subsequent private purchases on May 17, 2002 and July 12, 2002, which were previously reported on Amendment No. 1 to this Schedule 13D.  The recent acquisition does not materially alter Developers’ control of World Services; however, as a result of the transactions, World Services has less than 500 shareholders of record and accordingly, has become eligible to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934.  World Services’ board of directors has not determined whether it will terminate its registration under the Exchange Act.  Developers does not have any current plans or proposals for World Services’ business or operations.

ITEM 5.          INTEREST IN SECURITY OF THE ISSUER

Developers beneficially owns and has sole voting power and sole power to dispose of 2,211,631 shares of Common Stock representing approximately 83.5% of the total issued and outstanding shares of World Services.  To the knowledge of Developers, no other person named in Item 2 beneficially owns any shares of Common Stock.

Other than the Common Stock purchases described in Items 3 and 4 above, Developers has not effected a transaction involving World Services Common Stock within the last 60 days, and to the best knowledge of Developers, no other person listed in Item 2 has effected a transaction involving World Services Common Stock within the last 60 days.

ITEM 6.                             CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

The shares of Common Stock purchased by Developers in the tender offer that was completed on February 22, 2002 are pledged to Wells Fargo as collateral with respect to funds borrowed to purchase such shares.  This pledge is limited to those shares purchased in the tender offer and does not apply to shares purchased subsequent to the tender offer.

World Services and Developers entered into an agreement effective September 10, 2001, regarding the terms and conditions of the tender offer.  The agreement, including amendments thereto, included certain covenants relating to Developers’ conduct for a period of (24) months following the completion of the tender offer.  These covenants prohibit Developers from entering into any business transactions or making distributions that would treat non-tendering minority shareholders differently than the majority shareholder of World Services.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:                                            Letter of Commitment from Wells Fargo Bank, South Dakota, N.A. to Developers, dated January 10, 2002.  Incorporated herein by reference to Exhibit A filed with Developers’ Schedule 13D on March 4, 2002.

Exhibit B:                                              Letter Agreement between Developers and World Services, dated September 7, 2001 and effective September 10, 2001, as amended on December 28, 2001 and January 8, 2002.  Incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO of Developers, filed October 2, 2001, and Exhibit (a)(1)(R) and Exhibit (a)(1)(S) of Schedule TO-T/A of Developers, filed January 9, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2002
(Date)

SUPER 8 MOTEL DEVELOPERS, INC.

/s/ Harvey D. Aman
(Signature)

President and Chief Operating Officer
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).